Exhibit 99.1

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Sprott Physical Copper Trust (the “Trust” or “COP”)
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2600
Toronto, Ontario M5J 2J1
Canada

Item 2	Date of Material Change

April 30, 2026

Item 3	News Release

A news release disclosing the material change was issued on April 30, 2026, through the facilities of Globe Newswire and filed on the System for Electronic Data Analysis and Retrieval + (“SEDAR+”).

Item 4	Summary of Material Change

On April 30, 2026, the unitholders voted at a meeting of unitholders of the Trust (the “Meeting”) to approve a resolution authorizing the restructuring of the trust from a non-redeemable investment fund to a mutual fund.

With this approval by the unitholders, the amendments to the trust agreement of the Trust (the “Trust Agreement”) became effective on May 1, 2026.

Item 5	Full Description of Material Change

On April 30, 2026, the unitholders of the Trust voted at the Meeting to approve a resolution authorizing the restructuring of the trust from a non-redeemable investment fund to a mutual fund.

With this approval by the unitholders, the amendments to the Trust Agreement became effective on May 1, 2026.

The amendments to the Trust Agreement provide that COP’s previous semi-annual redemption feature has been replaced with a monthly redemption feature and the previous cap on the number of Units that can be redeemed each redemption period (previously capped at 1.5% of the outstanding Units at the end of the applicable notice period) has been removed; and certain consequential changes were also made in connection to the foregoing and the listing of the Units on the NYSE Arca.

Item 6	Reliance on subsection 11.2(2) of National Instrument 81-106

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For additional information with respect to the material change referred to herein, the following person may be contacted:

John Ciampaglia, Chief Executive Officer of Sprott Asset Management LP, the manager of the Trust

Telephone number: 416-943-8099

Item 9	Date of Report

This material change report is dated May 1, 2026.

Forward-Looking Statements

This material change report contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”). Forward-looking statements in this material change report include, without limitation, statements regarding the listing of the Units on NYSE Arca. With respect to the forward-looking statements contained in this material change report, the Trust has made numerous assumptions regarding, among other things the subsequent U.S. listing of the Units. While the Trust considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies. Additionally, there are known and unknown risk factors and uncertainties that could cause the Trust's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained in this material change report. A discussion of certain risks and uncertainties facing the Trust appears in the Trust’s Annual Information Form for the year ended December 31, 2025, and its prospectus supplement dated July 8, 2024 and related short-form base shelf prospectus dated July 3, 2024, as updated by the Trust's continuous disclosure filings, which are available at www.sedarplus.ca. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and the Trust disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.